Megalith Financial Acquisition Corp.

535 5th Avenue, 29th Floor

New York, NY 10017

November 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Attn: J. Nolan McWilliams and John Dana Brown

Re:	Megalith Financial Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed September 21, 2020

File No. 001-38633

Dear Messrs. McWilliams and Brown:

Megalith Financial Acquisition Corp. (the “Company”, “Megalith”, “we”, “us” or “our”) hereby transmits our response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 16, 2020, regarding the Company’s Preliminary Proxy Statement on Schedule 14A previously filed for the Staff’s review on September 21, 2020 (the “Preliminary Proxy Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Company’s amended Preliminary Proxy Statement that is contained in the Company’s registration statement on Form S-4 (the “S-4”), which is being submitted with the Commission contemporaneously with the filing of this letter.

Preliminary Proxy Statement Filed September 21, 2020

General

1.	Please provide your analysis why the proposed issuance of Megalith common stock as consideration for the business combination does not require registration under the Securities Act.

We respectfully acknowledge the Staff’s comment and have converted the Preliminary Proxy Statement into the S-4.

Q. How will Megalith’s Sponsor, directors and officers vote? , page 14

2.	Please quantify the percentage of Megalith common stock not subject to the voting agreement needed to be voted in favor of the business combination, in order to approve the business combination. We note the first risk factor on page 49.

We have revised the disclosure on page 15 and page 50 of the S-4 to clarify that since the sponsor agreed to vote the shares of Class B common stock owned by it in favor of the business combination pursuant to the insider letter agreement, by and among us, the sponsor, and the insiders, and such amount exceeds the amount of all shares of common stock required to approve the business combination, no shares of Class A common stock (the public shares) are required to approve or vote in favor of the business combination. Accordingly, none of the public shareholders need to vote in favor of the business combination for it to be approved.

Megalith’s Board’s Reasons for the Approval of the Business Combination, page 25

3.	Please briefly describe any negative factors considered by the board when determining whether to enter into the merger agreement with BankMobile, including whether the board considered BankMobile’s enterprise value in relation to the criteria in the IPO prospectus as a negative factor.

We provided additional disclosure on page 28 of the S-4 to disclose the negative factors considered by the board, include the board’s consideration of BankMobile’s enterprise value.

Risk Factor

Global economic and other conditions may adversely affect trends, page 41

4.	Please place this risk factor in context by quantifying the decrease in interchange and card revenues attributed to COVID-19 for the three months and six months ended June 30. We note your disclosure on page F-112.

We have revised the disclosure accordingly on page 42 of the S-4.

Background of the Business Combination, page 88

5.	Please expand your discussion of the parties’ negotiation of the material aspects of the transaction, including the material terms proposed in each letter of intent.

We have expanded the discussion accordingly of the parties negotiation of the material aspects of the transaction on pages 92 through 95 of the S-4.

6.	Refer to the last paragraph on page 82. Please summarize the material terms of the non-binding letter of intent entered into with Company A and discuss why you determined not to pursue that transaction.

We added disclosure accordingly at the end of such paragraph on page 93 to provide a summary of the material terms of the non-binding letter of intent. Additionally, we added a paragraph on page 94 describing further discussion with the chief executive officer of Company A and why we ultimately determined not to pursue the transaction.

Fairness Opinion of Vantage Point Advisors, Inc., page 98

7.	Please disclose the projections provided to Vantage Point Advisors and discuss the basis for and material assumptions underlying these projections.

We have disclosed the projections provided to Vantage Point Advisors and discussed the basis for and material assumptions underlying such projections on page 102 of the S-4.

Guideline Public Company Method, page 103

8.	Please disclose whether any guideline companies satisfied the criteria but were not included in the comparison. Also briefly describe how the guideline company profiles were “deemed comparable” to BankMobile’s.

We have added disclosure on page 104 of the S-4 that any companies that satisfied the criteria were included in the comparison. We also added disclosure in the same paragraph that Vantage Point Advisors considered public companies included in the S&P Global Industry Classification Standard as Application Software, Financial Services Software, or Payment Processing Software, and then Vantage Point Advisors reviewed the business descriptions of these companies to refine the search for publicly traded companies that were most comparable to BankMobile.

Guideline Transaction Method, page 105

9.	Please disclose the guideline transactions used by Vantage Point in this analysis. Disclose whether any transactions satisfied the criteria but were not included and, briefly, how the guideline transactions were “deemed comparable.”

We have added disclosure on pages 106 and 107 of the S-4 to disclose the guideline transactions used by Vantage Point Advisors and that that any transactions that satisfied the criteria were included in the comparison as well as the selected transactions.

Information About BankMobile

Company History, page 130

10.	Refer to the second paragraph of this section. Please substantiate that BankMobile has saved students over $100 million in fees.

The Preliminary Proxy Statement provided that BankMobile management estimates it has saved students over $100 million in fees, when compared to the average cost of a checking account as reported by the CFPB, in just the first two years after acquiring the business from Higher One.

According to the CFPB’s article on “Data Point: Checking Account Overdraft,” the average annual cost of a traditional checking account is more than $118, due to various fees typically associated with a traditional checking account, including, ATM and account usage fees, maintenance fees, transfers fees, other fees, and overdraft and NSF fees. In 2018, BankMobile conducted an analysis of its own accounts and found that its average fees between July 2016 and June 2017 totaled less than $34 per transacting account, reflecting an annual savings of $84 per account. The $100 million in savings over the two-year period after acquiring HigherOne reflects this $84 annual savings per account applied to the number of transacting accounts BankMobile had in each of those two years.

Industry Overview, page 131

11.	Refer to the fourth bullet point under “Favorable Industry Trends.” Please discuss the extent to which a shift in consumer preferences to digital customer experiences is expected to offset the decline in revenues attributed to the impact of COVID-19 in the three months and six months ended June 30, 2020.

We have revised the fourth bullet on page 134 of the S-4 to clarify that BankMobile expects the benefits of an accelerated move to and acceptance of digital banking to outweigh any negative effects on consumer spending resulting from COVID-19 in the long run.

Competitive Strengths, page 132

12.	Refer to the second bullet point. Please briefly explain the basis for BankMobile’s belief that it acquires customers at significantly lower costs through the B2B2C distribution model.

BankMobile calculates its customer acquisition costs at less than $10 per active account (noting new disclosure on page 140 of the S-4 and our response to question 15 below, which provide information with respect to the calculation of BankMobile’s customer acquisition costs). According to ARK Investment Management LLC’s research, the customer acquisition cost for bank retail checking accounts is $350 to $1,500. BankMobile’s management believes that its B2B2C distribution model is one of the key ways that it is able to reduce its customer acquisition costs, as it is able to leverage its partner’s established customer relationships and benefit from some partners’ subsidization of the acquisition cost.

We have revised page 134 of the S-4 to disclose the source of the customer acquisition cost estimates for traditional banks.

Product and Service Offerings

Strategy, page 135

13.	Please revise to disclose the details of BankMobile Vibe's program rewards which include the opportunity to have portions of individual student loan debt paid off.

We have revised page 138 of the S-4 to disclose the details of BankMobile Vibe’s programs rewards.

Strategy, page 135

14.	Refer to the last paragraph under “White Label Banking.” Please balance the discussion of the pipeline of potential partners by disclosing the percentage of revenues attributed to T-Mobile. Similarly revise the first full risk factor on page 33.

We have revised the risk factor on page 37 of the S-4 and the disclosure on page 138 of the S-4 accordingly.

Growth Drivers

Expand with Existing Retail Customers, page 138

15.	Please revise your disclosures to address how your customer acquisition costs are determined.

We have revised the disclosure on page 140 of the S-4 to address how the customer acquisitions costs are determined.

Description of Securities After the Business Combination

Exclusive Forum, page 164

16.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Additionally, please disclose that the federal courts will be the exclusive forum for claims arising under the Securities Act and that investors cannot waive the company’s compliance with the federal securities laws. Additionally revise the reference to the "exclusive Megalith" in last risk factor on page 50.

In response to the Staff’s request, we have revised our disclosure on page 166 of the S-4 to clarify that although the Company’s charter provides for an exclusive federal forum for Securities Act claims, there is uncertainty as to whether a court would enforce this provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We state as well that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Additionally, we revised the risk factor accordingly on pages 58 and 59 of the S-4.

Notes to Financial Statements

Note 3 - Significant Accounting Policies and Basis of Presentation

Goodwill and Other Intangible Assets, page F-50

17.	We note the company has continued to recognize net losses as well as having a full valuation allowance on the net deferred tax assets for each of the annual and interim periods presented. Please provide us with your goodwill impairment analysis to support the conclusions reached that there has been no impairment in goodwill.

BankMobile is a wholly-owned subsidiary of Customers Bank (“the Bank”), a wholly-owned subsidiary of Customers Bancorp, Inc. (“Customers”). BMT was not required to prepare stand-alone financial statements for the year ended December 31, 2019 at the time of Customer’s 2019 annual goodwill impairment analysis, as the planned merger transaction between BMT and Megalith was not announced until the three months ended September 30, 2020.  Therefore, BMT leveraged Customers’ 2019 annual goodwill impairment analysis, which focused specifically on Customers’ BankMobile segment (including BMT), when determining its goodwill impairment for the year ended December 31, 2019 on a stand-alone basis.  In addition, BMT noted within Note 3 – Significant Accounting Policies and Basis of Presentation – Goodwill and Other Intangible Assets of BMT’s financial statements for the years ended December 31, 2019, 2018, and 2017, that BMT considered its own historical performance through the BankMobile segment as part of its goodwill impairment analysis.  The discussion that follows is written to coincide with Customers’ 2019 annual goodwill impairment analysis. Customers has determined that its operations consist of two operating and reportable segments - Customers Bank Business Banking and “BankMobile,” which includes the operations of BankMobile. Each segment generates revenues, manages risk and offers distinct products and services to targeted customers through different delivery channels. The strategy, marketing and analysis of these segments vary considerably. Customers considers these two segments to be the reporting units used in its annual evaluation of goodwill for impairment as the components of the operating segments and reporting units are similar.

Customers evaluates goodwill for impairment as of October 31st of each year, and between annual tests when events and circumstances indicate that impairment may have occurred. At October 31, 2019, Customers’ total goodwill was $8.9 million, with $3.6 million relating to the Customers Bank Business Banking reporting unit and $5.3 million relating to the BankMobile reporting unit. In its evaluation of goodwill for impairment at October 31, 2019, Customers performed Step 0, or the qualitative test, to determine whether it was more likely than not that the fair values of its reporting units were more than their carrying amounts and whether it was necessary to perform a quantitative goodwill impairment test. Qualitative factors considered in the assessment included regional and national trends in current and expected economic conditions, examining indicators such as GDP growth, interest rates and unemployment rates. Customers also considered its own historical performance, expectations of future performance and other trends specific to the banking industry.

The analysis provided below is excerpted from Customers' completed and reviewed Step 0 impairment test memorandum dated February 4, 2020. In responding to the Staff's comments, we have provided below the most critical and relevant aspects of its analysis included in that memorandum. Additionally, our response is focused on the goodwill at the BankMobile segment.

Summary

Customers' strategy, marketing and analysis of the BankMobile segment is comparable to that of a start-up fintech company. Customers launched BankMobile as a key strategic initiative in January 2015, recognizing the product delivery flexibility demanded by the millennial generation and the low cost of the smartphone, or other web-enabled device, delivery channel. In June 2016, Customers acquired substantially all the assets and assumed certain liabilities of the Disbursement business from Higher One for $37 million, resulting in recognized goodwill of $5.3 million. At October 31, 2019, the BankMobile segment had total assets of $644 million, total liabilities of $641 million and total equity of $3 million. Included in BankMobile's total assets of $644 million is an $82 million receivable from the Customers Bank Business Banking segment, representing the amount of deposit liabilities loaned by the BankMobile segment to the Customers Bank Business Banking segment to fund, in part, its lending and investing business activities. As further described below, indicative deal values related to previous divestiture strategies for the BankMobile segment have been substantially in excess of the carrying value of the BankMobile segment, and such values were prior to the announcement of our partnership with T-Mobile. BankMobile is an industry leader in the disbursements business and has also developed its own BaaS model to provide banking products to White Label partners. As the financial services industry shifts from inefficient and costly traditional branch network structures to mobile and other electronic transactional platforms, BankMobile is well positioned for growth given its superior customer acquisition strategy. In October 2018, Customers announced BankMobile's first White Label banking partnership with T-Mobile, which allows BankMobile to provide competitive banking products to T- Mobile's broad customer base. The partnership with T-Mobile provides the ability to attract millions of consumers for primary checking and savings accounts and therefore a potential market for billions of dollars of no to very low-cost deposits. Accordingly, Customers determined that it was more likely than not that the fair value of the BankMobile reporting unit exceeded its carrying amount as of October 31, 2019.

Analysis

October 31, 2019

Customers considers and operates the BankMobile segment as a start-up fintech company, where losses are anticipated in the initial years of operations, with a break-even point expected in the third or fourth year of operation. The BankMobile segment provides state-of-the-art high-tech digital banking and disbursement services to consumers, students and the “under banked” nationwide, along with BaaS offerings with White Label partners. BankMobile is a full-service banking platform that is accessible to customers anywhere and anytime through the customer’s smartphone or other web-enabled device. On June 15, 2016, Customers completed the acquisition of substantially all the assets and the assumption of certain liabilities of the Disbursement business from Higher One. The acquired assets and assumed liabilities of Higher One, along with Higher One employees, were assigned by Customers to the BankMobile segment. The aggregate purchase price paid by Customers to Higher One was $37 million, resulting in recognized goodwill of $5.3 million. BankMobile segment revenues are generated primarily through interchange and card revenue, deposit and wire transfer fees, university fees, and interest income in the form of funds transfer pricing for the value provided to the Customers Bank Business Banking segment for the use of low/no cost deposits. Through October 31, 2019, the majority of revenue and expenses for BankMobile are related to the segment’s operation of the Disbursements business and costs associated with the development of White Label products for White Label partners.

As of and for the ten-months ended October 31, 2019 (the date of BankMobile’s management’s annual goodwill impairment test), the BankMobile segment operating results are summarized below and the discussion that follows describes events that BankMobile’s management considered in its evaluation of goodwill for the BankMobile segment as of October 31, 2019:

(amounts in thousands)
Interest income (1)	$34,026
Interest expense	721
Net interest income	33,305
Provision for loan losses	11,294
Non-interest income	39,109
Non-interest expense	68,280
Loss before income taxes	(7,160)
Income tax benefit	(1,657)
Net loss	$(5,503)
Goodwill	$5,259
Total assets (2)	$643,577
Total deposits	$611,465
Total non-deposit liabilities	$29,434
Total equity	$2,678

(1)	Includes funds transfer pricing of $8.6 million credited to BankMobile for the value provided to the Customers Bank Business Banking segment for the use of low/no cost deposits.

(2)	Includes an $82.4 million receivable from the Customers Bank Business Banking segment representing the amount of deposit liabilities which were loaned by the BankMobile segment to the Customers Bank Business Banking segment to fund, in part, the Customers Bank Business Banking segment's lending and investing business activities.

In March 2017, Customers entered into a Purchase and Assumption Agreement (the “Purchase Agreement”) with Flagship in which Customers would sell to Flagship the assets, and Flagship would assume from Customers the liabilities, of the BankMobile segment of Customers. The purchase price to be paid by Flagship to Customers was $175 million. Subsequently, in the third quarter of 2017, Customers decided that the best strategy for its shareholders to realize the value of the BankMobile business was to divest BankMobile through a spin-off of BankMobile to Customers’ shareholders to be followed by a merger of BankMobile into Flagship. An Amended and Restated Purchase and Assumption Agreement and Plan of Merger (the “Amended Agreement”) with Flagship to effect the spin-off and merger and Flagship's related purchase of BankMobile’s deposits from Customers was executed in November 2017. The proposed consideration to have been paid by Flagship in connection with the merger was approximately $110 million. The estimated deal values pursuant to both the Purchase Agreement and the Amended Agreement were substantially in excess of the carrying value of the BankMobile segment. In the time leading up to the execution of the Amended Agreement, Customers also received two unsolicited all-cash proposals from independent third parties for the BankMobile business, but ultimately determined that the spin/merge option provided the greatest value to Customers’ shareholders while maintaining the greatest benefit to existing BankMobile customers, including students and other low to middle income customers. Both unsolicited proposals had deal values in excess of the carrying value of the BankMobile segment. Per the provisions of the Amended Agreement, the spin-off was to be followed by a merger of the BankMobile spin-off subsidiary into Flagship, with Customers' shareholders first receiving shares of the BankMobile spin-off subsidiary as a dividend in the spin-off and then receiving shares of Flagship common stock in the merger of the BankMobile spin-off subsidiary into Flagship in exchange for shares of the BankMobile spin-off subsidiary they received in the spin-off. In October 2018, the Amended Agreement between Customers and Flagship was terminated, and Customers announced its decision to retain and operate BankMobile for the next 2-3 years before monetizing its investment. Customers’ decision reflected complications with the regulatory process for the spin/merge, specifically concerns that Customers and Flagship would be considered affiliates by the Federal Reserve and interchange income would be significantly reduced under the Durbin Amendment. As such, Management believes that the economic and operational factors that led to Bank Mobile’s spin-off value of approximately $110 million remain intact and speak to the estimated fair value of the business.

Through October 31, 2019, BankMobile continues to be an important strategic priority for Customers. The financial services industry continues to shift from an inefficient and costly traditional branch network structure to mobile and other electronic transactional platforms, leaving BankMobile well positioned for growth given its superior customer acquisition strategy. As of October 31, 2019, the BankMobile segment had deposit balances of $611.5 million and the October 31, 2019 year to date average balance and total cost of deposits was $557.9 million and only 24 basis points, respectively, which is significantly below the cost of deposits for more traditional banks, and provides significant value to the Customers Bank Business Banking segment.

As of September 30, 2019, BankMobile served approximately 720 campuses that had approximately 5.3 million students, approximately two million accounts, and approximately one million active deposit customers. BankMobile is an industry leader and has extensive knowledge in the disbursements business, with an approximately 29% market share of the U.S. higher education student disbursement business. The retention rate with the contractual campus relationships is 98% and the average relationship tenure is in excess of five years. There is an active pipeline of approximately 900,000 students.

Included in the October 31, 2019 year to date results above are expenses related to the development of the BankMobile BaaS model. Besides the Disbursements business, the BankMobile segment’s biggest focus over the past three years has been the development of the BaaS model, including capital outlays and operating expenses for the development of technology to provide banking products to White Label partners. Management believes there is a significant opportunity to partner with businesses that desire to provide branded banking services “powered by BankMobile” to their customers. To this end, BankMobile (as a division of Customers Bank) can provide a fully branded digital bank, mobile banking application and online interface, middleware integration, compliance/risk expertise, customer service support, and data analytics and reporting. In October 2018, Customers announced BankMobile’s first White Label banking partnership with T-Mobile, to provide competitive banking products to T- Mobile’s broad customer base. The partnership with T-Mobile provides the ability to attract millions of consumers for primary checking and savings accounts and therefore a potential market for billions of dollars of no to very low-cost deposits. The BankMobile segment generated a positive contribution to Customers’ earnings at the end of 2019, with potential return on average assets of approximately 1.50% within two to three years, due in large part to expected deposit growth from the T-Mobile White Label partnership.

March 31, 2020 and June 30, 2020

FASB ASC 350-20 requires entities to test goodwill for impairment annually and also between annual tests if facts and circumstances indicate that goodwill may be impaired. Management considered the impact of COVID-19 on general economic conditions and the related decline of Customers’ stock price subsequent to the annual impairment test as of October 31, 2019. BankMobile also became profitable in in the third quarter of 2019 and maintained its profitability in the fourth quarter of 2019 and the second quarter of 2020. Additionally, BankMobile’s management considered the merger of T-Mobile and Sprint, which closed on April 1, 2020, which brought approximately 33 million of additional subscribers to T-Mobile after the merger and BankMobile’s collaboration with Google to offer digital bank accounts, which was announced in August 2020. Finally, BankMobile’s management considered the on-going negotiations that were occurring in relation to the divestiture of BankMobile, when determining whether there were facts and circumstances that indicated that goodwill may be impaired at BankMobile. Management concluded that even though general economic conditions and Customers’ stock price had deteriorated since October 31, 2019, primarily due to COVID-19, that BankMobile remained well positioned to continue its operations as a branchless bank segment. In April 2020, Customers Bank received a non-exclusive letter of intent from Megalith for BankMobile, which was in excess of BankMobile’s carrying amount. Additionally, in August 2020, MFAC and Customers Bank entered into a merger agreement for the acquisition of BankMobile, which had an enterprise value of $140 million, which exceeded BankMobile’s carrying amount as of June 30, 2020. Accordingly, Customers determined that it was more likely than not that the fair value of the BankMobile reporting unit exceeded its carrying amount as of March 31, 2020 and June 30, 2020.

Conclusion

Goodwill was reviewed for impairment as of October 31, 2019. Additionally, BankMobile’s management considered whether there were facts and circumstances subsequent to October 31, 2019 that indicated that goodwill may be impaired. As discussed above, as part of its qualitative assessment as of October 31, 2019, BankMobile’s management reviewed trends in current and expected economic conditions as well as its own historical performance, expectations of future performance and other trends specific to the banking and fintech industries. Based on its qualitative assessment, BankMobile’s management determined that there was no evidence of impairment on the $5.3 million of goodwill relating to the BankMobile reporting unit as of October 31, 2019. BankMobile’s management also considered whether there were facts and circumstances subsequent to October 31, 2019 that indicated that BankMobile’s goodwill was impaired and determined that there was no evidence of impairment on the $5.3 million of goodwill relating to the BankMobile reporting unit as of March 31, 2020 and June 30, 2020.

Provision for Operating Losses, page F-53

18.	Please revise to provide a rollfoward of activity for each of the annual and interim periods presented.

We have revised disclosure on pages F-84, F-85, F-110, and F-116 of the S-4 accordingly.

Fraud or theft-based related losses are recognized as incurred while an estimate based on historical loss experience is made for Reg-E card claim losses. The accounting for these operating losses are done in accordance with ASC 450-20, which requires a charge to earnings when a loss is probable and can be reasonably estimated. ASC 450-20 requires the disclosure of loss contingency to provide the readers of the financial statements with an understanding of the nature of the loss and related risks and how they could potentially affect the financial statements. ASC 450-20 does not require a rollforward presentation of the liability for losses within its scope. As such, we respectfully believe that the rollforward presentation is not required.

BankMobile will provide additional information in management’s discussion and analysis section of its future filings to include discussions on the drivers of these losses as well as how the accruals for Reg-E card claims are estimated and timing of such estimates including the inherent risks surrounding the estimation process to help the readers of our financial statements understand the nature and related risks involved.

19.	In addition, please revise to disclose the estimated amounts recorded for unresolved disputes at each period end reported.

We have revised the disclosure on page F-78, F-88, and F-119 of the S-4 to disclose the estimated amounts recorded for unresolved disputes as of December 31, 2019 and 2018, as well as the accounts payable and accrued liabilities at December 31, 2019 and at June 30, 2020. BankMobile will update its future disclosures to clarify the balances of unresolved disputes both for fraud or theft-based transactions and Reg-E card claim losses.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Operating revenues, page F-77

20.	Please revise to provide additional information addressing the specific changes in the agreements with Customers Bank which resulted in increased servicing and account fees in fiscal ’19 as compared to fiscal ’18 and the decrease in the interim period of 2020. Also address the expected trends for these fees.

We have revised the disclosure on page F-80 of the S-4 accordingly.

21.	Please revise to discuss and quantify the activity volumes in each period and address whether there has been any changes in the percentage or amounts of interchange card revenues recognized on individual transactions during the periods presented.

We have revised the disclosure on page F-80 of the S-4 accordingly.

22.	Please revise to provide a more detailed discussion of the “white label partnership” in terms of the revenues recognized compared to the expenses incurred in each of the periods presented.

We have revised the disclosure on page F-80 of the S-4 accordingly.

Operating expenses, page F-80

23.	Please revise to disclose the increase in the number of average full time team members in fiscal 2019 and in interim 2020 due to the expansion of services provided.

We have revised the disclosure on pages F-84 and F-115 of the S-4 accordingly.

24.	Given that the provisions for operating losses has represented a material amount in comparison to total revenues recognized in each period presented, please address the steps being taken to address the problems being encountered and indicate whether you expect these trends to continue.

We have revised the disclosure on page F-84 of the S-4 accordingly.

Overview, page F-109

25.	Please revise to address how the transition services agreement, the license agreement and the deposit servicing agreements entered into with Customers Bank will impact financial operating results of the Company once they are executed.

We have revised the disclosure on page F-109 of the S-4 accordingly.

Unaudited Interim Financial Statements of BankMobile Technologies, Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of Operations

Operating Revenues, page F-112

26.	Please revise to provide a discussion of the impact of COVID-19 on all of the revenue line items.

We have revised the disclosure on pages F-113 and F-114 of the S-4 to provide a discussion of the impact of COVID-19 on all the revenue line items.

***********

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Tamar Donikyan, Esq. at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ A.J. Dunklau
A.J. Dunklau, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP